SUB-ITEM 77(I)
                       TERMS OF NEW OR AMENDED SECURITIES

On June 13, 2006, the Board of Trustees of Shaker Fund approved the conversion of Shaker Fund's A Shares, B Shares, and C Shares to Intermediary Shares. On July 31, 2006, each shareholder of A Shares, B Shares, and C Shares received Intermediary Shares in a dollar amount equal to his or her investment in A Shares, B Shares, and/or C Shares as of that date. Concurrent with the conversion of these share classes, the Intermediary Shares were renamed Shaker Fund Shares. Shaker Fund Shares were offered to investors with no sales charges and no Rule 12b-1 distribution fees. Shareholders were not taxed as a result of the share class conversion.